Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at September 30, 2012	As at December 31, 2011
ASSETS
Current assets
Cash and cash equivalents		$41,178,024	$9,633,608
Accounts receivable		2,896,578	2,018,782
Prepaid expenses and other assets		858,373	829,625
Inventories	3	2,954,544	1,755,729
Non-current assets
Property and equipment, net	4	8,871,626	6,034,674
Deferred tax assets		168,401	248,640
Intangible assets, net		1,405,999	2,272,434

Total Assets		$58,333,545	$22,793,492

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$4,447,354	$2,485,994
Provisions		58,620	41,300
Deferred revenue		402,419	396,859
Deferred partnership fee revenue	7	1,300,000	1,300,000
Repayable government assistance	6	188,449	197,760
Non-current liabilities
Deferred tax liabilities		168,401	248,640
Convertible debentures	6	4,544,411	4,223,454
Deferred revenue		161,276	188,883
Deferred partnership fee revenue	7	3,616,666	4,591,666
Repayable government assistance	6	86,371	214,402
Shareholder warrants	5	19,643,033	8,278,105

Total Liabilities		$34,617,000	$22,167,063

Shareholders’ Equity
Share capital	9	$136,476,748	$98,695,023
Contributed surplus	8	7,518,592	6,772,298
Equity component of convertible debentures		1,454,353	1,454,353
Deficit		(121,733,148)	(106,295,245)

Total Shareholders’ Equity		$23,716,545	$626,429

Total Liabilities and Shareholders’ Equity		$58,333,545	$22,793,492

Common shares outstanding	9	39,903,594	32,769,462

Commitments and contingencies	11

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the nine months ended
	Notes	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Product sales		$5,101,480	$3,740,007	$13,266,856	$8,520,972
Royalty revenue		349,812	139,851	1,304,145	278,601
Partnership fee revenue	7	325,000	200,000	975,000	600,000
Service revenue		208,207	231,553	597,378	897,791

Total revenues		5,984,499	4,311,411	16,143,379	10,297,364
Cost of sales		2,123,048	1,855,030	6,256,292	4,561,564

Gross profit		3,861,451	2,456,381	9,887,087	5,735,800

Selling and distribution costs		1,289,035	1,352,588	3,569,361	4,027,284
Research and development expenses		1,777,474	1,106,870	4,317,536	3,425,345
Administrative expenses		1,863,593	1,102,984	4,971,898	3,356,339
Write-down of equipment		—	314,213	—	314,213
Write-down of inventory		57,540	15,382	57,540	15,382

Total operating expenses		4,987,642	3,892,037	12,916,335	11,138,563

Loss from operations		(1,126,191)	(1,435,656)	(3,029,248)	(5,402,763)
Finance costs	6	(178,673)	(170,785)	(527,095)	(509,174)
Finance income		25,407	2,876	40,829	13,580
Warrants revaluation adjustment	5	(8,038,030)	325,766	(11,947,389)	(2,276,818)
Gain on investment		25,000	—	25,000	25,000

Loss and comprehensive loss for the period		($9,292,487)	($1,277,799)	($15,437,903)	($8,150,175)

Basic and diluted loss and comprehensive loss per share for the period	10	($0.23)	($0.04)	($0.41)	($0.26)

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2010	$87,897,555	$5,985,190	$1,968,395	($96,638,219)	($787,079)
Loss and comprehensive loss	—	—	—	(2,483,544)	(2,483,544)
Issue of share capital	10,579,682	—	—	—	10,579,682
Exercise of options	5,046	—	—	—	5,046
Stock-based compensation	—	205,020	—	—	205,020

As at March 31, 2011	$98,482,283	$6,190,210	$1,968,395	($99,121,763)	$7,519,125

Loss and comprehensive loss	—	—	—	(4,388,832)	(4,388,832)
Exercise of options	59,872	(24,754)	—	—	35,118
Stock-based compensation	—	252,914	—	—	252,914
Reclassification	—	—	(496,302)	496,302	—

As at June 30, 2011	$98,542,155	$6,418,370	$1,472,093	($103,014,293)	$3,418,325

Loss and comprehensive loss	—	—	—	(1,277,799)	(1,277,799)
Exercise of options	64,905	(64,905)	—	—	—
Debt conversion	85,463	—	(9,261)	—	76,202
Share-based compensation	—	206,519	—	—	206,519

As at September 30, 2011	$98,692,523	$6,559,984	$1,462,832	($104,292,092)	$2,423,247

As at December 31, 2011	$98,695,023	$6,772,298	$1,454,353	($106,295,245)	$626,429
Loss and comprehensive loss	—	—	—	(4,744,883)	(4,744,883)
Exercise of warrants	130,627	(130,627)	—	—	—
Stock-based compensation	—	253,488	—	—	253,488

As at March 31, 2012	$98,825,650	$6,895,159	$1,454,353	($111,040,128)	($3,864,966)

Loss and comprehensive loss	—	—	—	(1,400,533)	(1,400,533)
Public offering	36,946,898	—	—	—	36,946,898
Exercise of options	115,808	(41,982)	—	—	73,826
Exercise of warrants	582,461	—	—	—	582,461
Stock-based compensation	—	362,136	—	—	362,136

As at June 30, 2012	$136,470,817	$7,215,313	$1,454,353	($112,440,661)	$32,699,822

Loss and comprehensive loss	—	—	—	(9,292,487)	(9,292,487)
Exercise of options	5,931	(2,474)	—	—	3,457
Share-based compensation	—	305,753	—	—	305,753

As at September 30, 2012	$136,476,748	$7,518,592	$1,454,353	($121,733,148)	$23,716,545

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the nine months ended
	Notes	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
OPERATING ACTIVITIES
Loss and comprehensive loss for the period		($9,292,487)	($1,277,799)	($15,437,903)	($8,150,175)
Items not affecting cash
Depreciation of property and equipment	4	588,023	286,898	1,502,201	719,168
Amortization of intangible assets		284,190	294,877	866,435	824,938
Stock-based compensation	8	305,753	206,519	921,377	664,453
Imputed interest on convertible debentures	6	109,617	101,640	320,957	297,573
Warrants revaluation adjustment	5	8,038,030	(325,766)	11,947,389	2,276,818
Recovery of investment		(25,000)	—	(25,000)	—
Write-down of equipment		—	314,213	—	314,213
Write-down of inventory		57,540	15,382	57,540	15,382

		65,666	(384,036)	152,996	(3,037,630)

Changes in non-cash working capital
Decrease (increase) in accounts receivable		35,813	525,262	(877,796)	(498,704)
(Increase) decrease in inventories		(670,885)	359,287	(1,256,355)	(912,027)
Decrease (increase) in prepaid expenses and other assets		265,506	(548,877)	51,491	(1,902)
Increase (decrease) in accounts payable		929,700	990,087	1,898,837	634,017
(Decrease) increase in deferred revenue		(18,382)	(96,062)	1,253	18,045

Net change in non-cash working capital balances related to operations		541,752	1,229,697	(182,570)	(760,571)

Decrease in long-term deferred revenue		(314,477)	(240,472)	(1,008,700)	(693,812)

Cash provided by (used in) operating activities		292,941	605,189	(1,038,274)	(4,492,013)

INVESTING ACTIVITIES
Purchase of property and equipment	4	(761,809)	(1,705,690)	(4,429,008)	(4,051,472)
Disposals of property and equipment	4	1,395	—	89,855	—
Purchase of TMR business		—	—	—	(1,000,000)
Redemption of long-term investment		25,000	—	25,000	—

Cash used in investing activities		(735,414)	(1,705,690)	(4,314,153)	(5,051,472)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	9	—	—	40,336,250	15,273,401
Transaction costs paid relating to issuance of common shares	9	—	—	(3,389,352)	(998,207)
Repayment of government assistance		(39,985)	(21,748)	(137,342)	40,164
Proceeds from exercise of options		3,457	—	77,283	(21,748)

Cash (used in) provided by financing activities		(36,528)	(21,748)	36,886,839	14,293,610

Net (decrease) increase in cash and cash equivalents		(479,001)	(1,122,249)	31,534,412	4,750,125
Impact of foreign exchange on cash and cash equivalents		10,355	(77,685)	10,004	(43,784)
Cash and cash equivalents at beginning of period		41,646,670	11,503,682	9,633,608	5,597,407

Cash and cash equivalents at end of period		$41,178,024	$10,303,748	$41,178,024	$10,303,748

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

1.	BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the three and nine months ended September 30, 2012 of Novadaq Technologies Inc. [the “Company”] were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2011 prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the IASB. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements for the three and nine months ended September 30, 2012 should be read together with the annual consolidated financial statements for the year ended December 31, 2011.

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2011.

2.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company’s interim condensed consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company is currently assessing the impact of the following standards on the consolidated financial statements and intends to adopt these standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement [“IAS 39”]. In October 2010, the Board also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes SIC-12, Consolidations – Special Purpose Entities and replaces parts of IAS 27, Consolidated and Separate Financial Statements. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint operation or a joint venture. The standard eliminates the use of the proportionate consolidation method to account for joint ventures. Joint ventures will be accounted for using the equity method of accounting while for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 supersedes SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers and IAS 31, Joint Ventures. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interest in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. IFRS 12 replaces the previous disclosure requirements included in IAS 27, Consolidated and Separate Financial Statements, IAS 31, Joint Ventures and IAS 28, Investment in Associates. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. IFRS 13 defines fair value and establishes disclosures about fair value measurement. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 by revising how certain items are presented in other comprehensive income. Items within other comprehensive income that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012 with early adoption permitted.

IAS 28 Investments in Associates and Joint Ventures

The IASB also amended IAS 28, an existing standard, to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

3.	INVENTORIES

Inventories by category are as follows:

	September 30, 2012	December 31, 2011
	$	$
Raw materials	2,210,870	889,900
Medical devices, software and parts	672,124	742,652
TMR kits	71,550	123,177

	2,954,544	1,755,729

For the three and nine months ended September 30, 2012, the Company wrote down $57,540 of inventory to its net realizable value [three and nine months ended September 30, 2011 - $15,382]. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis for finished goods and weighted average for raw materials.

The Company manufactures the SPY Elite equipment which is rented and placed in medical facilities, as part of the revenue generating model. For the three months ended September 30, 2012, $453,550 [three months ended September 30, 2011 - $1,751,811] in cost of inventories has been transferred to medical devices under property and equipment. For the nine months ended September 30, 2012, $3,214,218 [nine months ended September 30, 2011 - $3,305,929] in cost of inventories has been transferred to medical devices under property and equipment.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

4.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2012	8,382,239	392,190	1,161,916	185,902	10,122,247
Additions	1,901,090	—	12,192	—	1,913,282
Disposals	(29,717)	—	—	—	(29,717)

Balance at March 31, 2012	10,253,612	392,190	1,174,108	185,902	12,005,812

Additions	1,739,461	—	10,280	4,176	1,753,917
Disposals	(80,982)	—	—	—	(80,982)

Balance at June 30, 2012	11,912,091	392,190	1,184,388	190,078	13,678,747

Additions	720,034	4,500	36,433	842	761,809
Disposals	(27,893)	—	—	—	(27,893)

Balance at September 30, 2012	12,604,232	396,690	1,220,821	190,920	14,412,663

Depreciation:
Opening balance at January 1, 2012	(2,488,182)	(386,898)	(1,121,429)	(91,064)	(4,087,573)
Depreciation	(394,086)	(1,125)	(13,909)	(9,062)	(418,182)

Balance at March 31, 2012	(2,882,268)	(388,023)	(1,135,338)	(100,126)	(4,505,755)

Depreciation	(474,845)	(958)	(11,131)	(9,062)	(495,996)
Disposals	22,239	—	—	—	22,239

Balance at June 30, 2012	(3,334,874)	(388,981)	(1,146,469)	(109,188)	(4,979,512)

Depreciation	(563,313)	(1,000)	(14,369)	(9,341)	(588,023)
Disposals	26,498	—	—	—	26,498

Balance at September 30, 2012	(3,871,689)	(389,981)	(1,160,838)	(118,529)	(5,541,037)

Net book value at September 30, 2012	8,732,543	6,709	59,983	72,391	8,871,626

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2011	4,556,136	389,190	1,126,622	184,282	6,256,230
Additions	6,370,926	3,000	35,294	1,620	6,410,840
Write-down of equipment	(2,177,308)	—	—	—	(2,177,308)
Disposals	(367,515)	—	—	—	(367,515)

Balance at December 31, 2011	8,382,239	392,190	1,161,916	185,902	10,122,247

Depreciation:
Opening balance at January 1, 2011	(3,573,226)	(377,061)	(1,048,587)	(54,888)	(5,053,762)
Depreciation	(932,074)	(9,837)	(72,842)	(36,176)	(1,050,929)
Write-down of equipment	1,863,095	—	—	—	1,863,095
Disposals	154,023	—	—	—	154,023

Balance at December 31, 2011	(2,488,182)	(386,898)	(1,121,429)	(91,064)	(4,087,573)

Net book value at December 31, 2011	5,894,057	5,292	40,487	94,838	6,034,674

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

For the three and nine months ended September 30, 2012, additions included expenditures of $682,909 [2011 - $2,118,413] and $4,188,208 [2011 - $4,117,880], respectively, on SPY Elite systems placed at medical institutions to generate revenue.

5.	WARRANTS

	Broker Warrants		February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	#	$	$
December 31, 2010	128,066	153,679	609,838	1,276,464	—	—	1,430,143
Issued	—	—	—	—	2,129,339	3,695,513	3,695,513
Exercised	(50,000)	(60,000)	—	—	—	—	(60,000)
Revaluation	—	—	—	491,975	—	2,814,153	3,306,128

December 31, 2011	78,066	93,679	609,838	1,768,439	2,129,339	6,509,666	8,371,784

Exercised	(58,856)	(70,627)	—	—	—	—	(70,627)
Revaluation	—	—	—	804,727	—	2,793,522	3,598,249

March 31, 2012	19,210	23,052	609,838	2,573,166	2,129,339	9,303,188	11,899,406

Exercised	—	—	—	—	(141,956)	(582,461)	(582,461)
Revaluation	—	—	—	83,069	—	228,041	311,110

June 30, 2012	19,210	23,052	609,838	2,656,235	1,987,383	8,948,768	11,628,055

Revaluation	—	—	—	1,913,329	—	6,124,701	8,038,030

September 30, 2012	19,210	23,052	609,838	4,569,564	1,987,383	15,073,469	19,666,085

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. The fair value of the warrants before transaction costs was initially U.S. $1.86 per warrant at issuance and at December 31, 2011 was valued at U.S. $3.06 per warrant.

As at September 30, 2012, the warrants were revalued at U.S. $7.58 per warrant utilizing the following assumptions: volatility rate of 53%; risk-free interest rate of 1.63%; expected life of 3.48 years; and an exchange rate of 1.0167.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2011 at U.S. $2.90.

As at September 30, 2012, the Company revalued the shareholder warrants utilizing the following assumptions: volatility rate of 46%; risk-free interest rate of 1.63%; expected life of 2.39 years; and an exchange rate of 1.0167. As at September 30, 2012, shareholder warrants were valued at U.S. $7.49.

6.	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity	September 30, 2012 $	December 31, 2011 $
Interest-bearing loans and borrowings
Repayable government assistance	31/03/2015	274,820	412,162
Non-current interest-bearing loans and borrowings
Convertible debentures	18/02/2014	4,544,411	4,223,454

Total interest-bearing loans and borrowings		4,819,231	4,635,616

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures are convertible, at the option of the holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per share, subject to anti-dilution adjustments.

The Debentures bear an interest rate of 5% per annum on the full amount, payable in arrears, in equal, semi-annual installments, in cash, or at the option of the Company, in additional debentures. The effective interest rate is 9.9%. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in common shares at a conversion rate equal to 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 trading days preceding the maturity date. In the event a Fundamental Change occurs [defined as the occurrence of a “Change of Control” or a “Termination of Trading”] following the original issuance of the Debentures, it may result in the Company repurchasing the Debentures at 110% of the Debenture amount, plus accrued and unpaid interest, subject to repurchasing terms in the Debenture Agreement.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

issue payment in kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures are convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23] per share. All other terms are subject to the terms of the original Debenture Agreement. The effective interest rate is 6.6%.

The Debentures are required to be classified in their liability and equity components as determined by their fair values. The Company determined the liability component by discounting the Debentures of February 18, 2009 using a rate of 16.5% based on an assessment of similar companies in the marketplace. Similarly, the PIK debentures of December 31, 2009 were discounted utilizing a rate of 13.1%.

In September 2011, two management members exercised their right to convert debt of $85,463 in exchange for 45,488 common shares of the Company in accordance with the terms of the Debentures.

As at September 30, 2012, the principal value of the Debentures was $5,218,015. For the three and nine months ended September 30, 2012, interest of $65,774 [2011 - $66,838] and $196,250 [2011 - $200,144], respectively, has been expensed and paid.

7.	MARKETING AND DISTRIBUTION AGREEMENTS

LifeCell™ Corporation and Kinetics Concepts Inc.

On November 29, 2011, the Company, LifeCell™ Corporation [“LifeCell”] and LifeCell’s parent company, Kinetics Concepts Inc. [“KCI”], signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of the Company’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, the Company received $3,000,000 upon executing the agreement and will receive further unrelated milestone payments. These unrelated milestone payments will consist of $1,000,000 for delivery of a newly designed wound care device for KCI to use in clinical studies and a further $1,000,000 upon delivery of the first commercial sale or rental of a wound care device. Additionally, KCI or its affiliates, including LifeCell, will pay the Company $1,000,000 upon the first commercial sale or rental of a SPY device in Japan and will also pay the Company $1,000,000 for the first commercial sale or rental of a SPY device in the Middle East, Europe or Africa. Under the agreements, the Company will share on-going revenues from LifeCell’s and KCI’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell or KCI. LifeCell and KCI will provide sales and marketing and distribution activities to the end customer. The Company will continue to be responsible for research and development, manufacturing and field service.

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the Company’s SPY imaging system in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Under the terms of the agreement, the Company received $5,000,000, including $1,000,000 from KCI, for which KCI received 281,653 shares of the Company’s common stock at a price of CDN $3.75 per share. Under the agreement, the Company shares on-going revenues from LifeCell’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell. LifeCell will provide market development and

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

commercialization activities, including professional education, clinical support, reimbursement and sales distribution for the SPY imaging system. The Company will continue to be responsible for research and development, manufacturing and field service.

As at September 30, 2012, the Company’s deferred license revenue of $4,916,666 [December 2011 - $5,891,666] represents the current and long-term portion of deferred partnership fee revenue for both the LifeCell and the LifeCell/KCI agreements.

MAQUET Cardiovascular, LLC

On January 3, 2012, the Company entered into an agreement with MAQUET Cardiovascular, LLC [“ MAQUET”], naming MAQUET as the exclusive United States distributor of the Company’s CO2 Heart Laser™ System TMR and the procedure kits required to perform the TMR procedure. The agreement provides for a revenue sharing formula with respect to the sales and marketing services being provided by MAQUET and the Company supplying and supporting the products.

8.	STOCK-BASED COMPENSATION PLANS

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

The stock-based compensation cost that has been recognized for the three and nine months ended September 30, 2012 and included in the respective function line in the interim consolidated statements of loss and comprehensive loss is $305,753 [2011 - $206,519] and $921,377 [2011 - 664,453], respectively, and has been charged to deficit.

A summary of the options outstanding as at September 30, 2012 and December 31, 2011 under the Plan are presented below:

	September 30, 2012		December 31, 2011
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period	2,589,211	3.18	2,339,556	2.93
Options granted	497,250	6.40	370,500	4.27
Options exercised	(22,217)	2.85	(72,589)	1.53
Options forfeited	(12,449)	2.90	(48,256)	2.10

Options outstanding, end of period	3,051,795	3.71	2,589,211	3.18

Options exercisable, end of period	2,167,099	3.36	1,767,267	3.09

The Company uses the Black-Scholes option pricing model to determine the fair value of options. For the three months ended September 30, 2012, the Company used the following assumptions to determine the fair value of the options granted: weighted average volatility rate of 63%, expected dividend yield of nil, weighted average expected life of 8.5 years, weighted average interest rate of 1.63% and an exchange rate of 1.0017.

On August 1, 2012, the Company issued 36,000 options under the Plan to employees.

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the period presented in the interim condensed consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

9.	SHARE CAPITAL

Issued and outstanding

	Common shares
	#	$
Balance at December 31, 2011	32,769,462	98,695,023
Exercise of broker warrants pursuant to private placement	25,299	130,627

Balance at March 31, 2012	32,794,761	98,825,650

Public offering	7,015,000	36,946,898
Exercise of stock options	21,384	115,808
Exercise of warrants	71,616	582,461

Balance at June 30, 2012	32,902,761	136,470,817

Exercise of stock options	833	5,931

Balance at September 30, 2012	39,903,594	136,476,748

10.	LOSS PER SHARE

The Company has authorized share capital as follows: common shares - unlimited, no par value; preference shares – unlimited, no par value, issuable in one or more series.

Basic loss per share amounts are calculated by dividing net loss for the period attributable to common share holders of the parent by the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the net loss and weighted average number of shares data used in the basic and diluted loss per share computations:

	For the three months ended		For the nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Loss and comprehensive loss attributable to shareholders for basic and diluted loss per share	($9,292,487)	($1,277,799)	($15,437,903)	($8,150,175)

Weighted average number of shares for basic and diluted loss per share	39,902,879	32,677,016	37,289,417	31,226,926

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these interim condensed consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

The conversion of outstanding stock options, warrants and convertible debentures has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

11.	COMMITMENTS AND CONTINGENCIES

Sales and marketing agreement

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the SPY Imaging Technology in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Pursuant to the agreement, the Company has a three-year annual commitment to spend a minimum amount on research and development which is within normal business operating expenses.

Contingent liabilities

On September 2, 2011, a former employee commenced litigation against the Company in Ontario seeking damages for wrongful dismissal. The Company has refuted an offer to settle, as the Company believes the former employee’s claim is without merit and is vigorously defending against this claim.